EXHIBIT (a)(1)(L)

Dubai World Extends Public Tender Offer for Shares of MGM MIRAGE

Las Vegas, Nevada, September 25, 2007 –Infinity World Investments LLC, a wholly-owned subsidiary of Dubai World, announced today that its previously-announced cash tender offer to purchase up to 14.2 million shares of common stock of MGM MIRAGE (NYSE: MGM) at $84 per share is being extended until 11:59 p.m., New York City time, on Friday, October 5, 2007. All other terms and conditions of the tender offer remain unchanged. As of the close of business on September 24, 2007, stockholders of MGM MIRAGE had tendered 730,271 shares of MGM MIRAGE common stock.

MacKenzie Partners, Inc. is acting as the Information Agent and Mellon Investor Services LLC is serving as the Depositary in connection with the offer. For questions regarding this offer, investors may call MacKenzie Partners collect at (212) 929-5500 or toll free at (800) 322-2885.

About Infinity World Investments LLC

Infinity World Investments LLC is a wholly-owned subsidiary of Dubai World. Dubai World is a major investment holding company with a portfolio of businesses that includes DP World, Jafza, Nakheel, Dubai Drydocks, Maritime City, Istithmar, Kerzner, One & Only, Atlantis, Barneys New York, Island Global Yachting, Limitless, Inchcape Shipping Services, Tejari, Technopark and Tamweel. The Dubai World Group has more than 50,000 employees in over 100 cities around the globe.

Dubai World’s iconic real estate projects include the Nakheel’s Palm developments and The World. The group also has extensive real estate investments in the US, the UK and South Africa, unique hospitality destinations in every corner of the world, and is a leading global port operator. In the last five years, Dubai World has developed 80,000 luxury residential villas and apartments and approximately three million square feet of retail space.

For Questions on the Tender Process:

MacKenzie Partners

(212) 929-5500 or (800) 322-2885

For Media:

Edelman for Dubai World:

John R. Dillard

(212) 704-8174

john.dillard@edelman.com

Christopher Mittendorf

(212) 704-8134

christopher.mittendorf@edelman.com

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